SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Linktone Ltd.
(Name of Subject Linktone (Issuer))

MNC International Ltd.
PT Media Nusantara Citra Tbk
(Names of Filing Persons (Offerors))

American Depositary Shares (each represents 10 ordinary shares, par value $0.0001 per share)	535925101

Ordinary Shares, par value $0.0001 per share	535925929

(Titles of classes of securities)	(CUSIP number of class of securities)
Hary Tanoesoedibjo
President Director
PT Media Nusantara Citra Tbk
Menara Kebon Sirih
Jl. Kebon Sirih 17-19
Jakarta, 10340
Indonesia
+62 21 390 0885
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the filing person)

Copies to:
Mark D. Gerstein
Latham & Watkins LLP
233 S. Wacker Dr. Suite 5800
Chicago, IL 60606
Tel: 312-876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,800,000	$896.04

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of American Depositary Shares (“ADSs”) representing 10 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and Ordinary Shares, aggregating up to 6,000,000 ADSs (treating each Ordinary Share as one-tenth of an ADS for such purpose) of Linktone Ltd., at a purchase price of $3.80 per ADS or $0.38 per Ordinary Share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.003930% of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $896.04	Filing Party: PT Media Nusantara Citra Tbk
Form or Registration No. SC TO-T	Date Filed: February 6, 2008
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a the Offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑   third-party the Offer subject to Rule 14d-1.
☐   issuer the Offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the Offer:  ☐

AMENDMENT NO. 1 TO SCHEDULE TO
      This Amendment No. 1 (this “Amendment”) to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on February 6, 2008 on behalf of PT Media Nusantara Citra Tbk, a company incorporated with limited liability under the laws of the Republic of Indonesia (“MNC”) and MNC International Ltd., a company incorporated with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of MNC (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase American Depositary Shares (“ADSs”) representing 10 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and Ordinary Shares, aggregating up to 6,000,000 ADSs (treating each Ordinary Share as one-tenth of an ADS for such purpose) of Linktone Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (“Linktone”), at a price of $3.80 per ADS or $0.38 per Ordinary Share (in each case, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 2008, as amended and restated on February 28, 2008 (as amended and restated, the “Offer to Purchase”), and in the related Letter of Transmittal for ADSs or the Letter of Transmittal for Ordinary Shares, as applicable (each, a “Letter of Transmittal” and together, the “Letters of Transmittal” and together with the Offer to Purchaser, as each may be amended or supplemented from time to time, the “Offer”). A copy of the Offer to Purchase, as amended and restated, is filed as Exhibit (a)(1)(H) to the Schedule TO. Copies of the Letters of Transmittal for ADSs and Ordinary Shares are filed as Exhibit (a)(1)(B) and Exhibit (a)(1)(I) respectively to the Schedule TO.
     MNC and the Purchaser are amending the Offer to Purchase and extending the Offer to clarify that both ADSs and Ordinary Shares are eligible for tender in the Offer. ADSs may be tendered pursuant to the Letter of Transmittal for ADSs. Ordinary Shares may be tendered either by: (i) properly depositing such Ordinary Shares with JPMorgan Chase Bank, N.A. (the depositary for the ADSs) in exchange for ADSs that may be tendered using the Letter of Transmittal for ADSs, or (ii) properly tendering such Ordinary Shares using the Letter of Transmittal for Ordinary Shares. Holders of ADSs will be paid $3.80 per ADS validly tendered and accepted for payment, subject to any withholding taxes required by applicable law. Holders of Ordinary Shares will be paid $0.38 per Ordinary Share validly tendered and accepted for payment, subject to any withholding taxes required by applicable law. Ordinary Shares accepted for payment will, in all instances, be paid an equivalent per Ordinary Share price equal to one-tenth of the price paid for each ADS accepted for payment, subject to any withholding taxes required by applicable law. The Offer has been extended to 12:00 midnight, New York City time, on Wednesday, March 26, 2008, so that the Purchaser can mail the Offer to Purchase and the Letter of Transmittal for Ordinary Shares to U.S. holders of Ordinary Shares.
Amendment to Offer to Purchase
     The Offer to Purchase dated February 6, 2008 and attached as Exhibit (a)(1)(A) to the Schedule TO is hereby amended in the form of the Offer to Purchase dated February 28, 2008 and is attached as Exhibit (a)(1)(H) to the Schedule TO.
Amendment to Letter of Transmittal
     The Letter of Transmittal dated February 6, 2008 and attached as Exhibit (a)(1)(B) to the Schedule TO is hereby amended as follows:
1.	Instruction 9 (Backup Withholding; Substitute Form W-9 and IRS Form W-8) is amended by deleting the last paragraph, beginning “To comply with Internal Revenue Service Circular 230...”
     Additionally, MNC and the Purchaser have attached a new Letter of Transmittal for Ordinary Shares as Exhibit (a)(1)(I) to the Schedule TO that will permit the direct tender of Ordinary Shares in the Offer. Such Letter of Transmittal does not replace the Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO.
     The information set forth in the Offer to Purchase, including Schedule I and Schedule II thereto, and the related Letters of Transmittal, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet
     The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Linktone Information
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Linktone Ltd. Linktone’s principal executive offices are located at 12th Floor Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, People’s Republic of China 200001. The telephone number at Linktone’s principal executive offices is (86-21) 3318-4900.
     (b) This statement relates to Linktone’s Ordinary Shares and ADSs representing 10 Ordinary Shares. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the ADSs; Dividends Payable to Holders of Linktone’s Securities” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person
     (a), (b), (c) This Schedule TO is filed by MNC and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning MNC and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction
     (a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements
     (a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning MNC and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Linktone; Shareholders’ Approval” and Section 13, entitled “The Acquisition Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals
     (a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the ADSs; NASDAQ Global Market Listing; Controlled Company Status; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Linktone; Shareholders’ Approval” and Section 13, entitled “The Acquisition Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration
     (a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Linktone
     The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning MNC and the Purchaser,” Schedule I and Section 13, entitled “The Acquisition Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used
     (a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Linktone; Shareholders’ Approval,” Section 13, entitled “The Acquisition Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements
     (a), (b) The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning MNC and the Purchaser” and the financial information set forth in Schedule II (which includes pages F-1 through F-101) is incorporated by reference herein.

Item 11.	Additional Information
     (a)(1) The information set forth in Section 9, entitled “Certain Information Concerning MNC and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Acquisition Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.
     (a)(2), (3) The information set forth in Section 13, entitled “The Acquisition Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.
     (a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the ADSs; NASDAQ Global Market Listing; Controlled Company Status; Margin Regulations” is incorporated herein by reference.
     (a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated as of February 6, 2008 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(B)	Letter of Transmittal for ADSs (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(G)	Summary Advertisement published on February 6, 2008 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(H)	Amended and Restated Offer to Purchase, dated as of February 28, 2008.*

(a)(1)(I)	Letter of Transmittal for Ordinary Shares.*

(a)(1)(J)	Press Release issued by Linktone on November 28, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 28, 2007).

(a)(1)(K)	Revised Press Release issued by Linktone on November 28, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 28, 2007).

(a)(1)(L)	Revised Press Release issued by MNC on November 29, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 29, 2007).

(a)(1)(M)	Press Release issued by Linktone on November 29, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 29, 2007).

(a)(1)(N)	Investor Presentation by MNC and Linktone on November 30, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 30, 2007).

(a)(1)(0)	Press Release issued by Linktone on January 30, 2008 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on January 31, 2008).

(a)(1)(N)	Investor Presentation (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on February 4, 2008).

(a)(1)(P)	Press Release issued by MNC on February 6, 2008 (incorporated by reference to Exhibit (a)(1)(O) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(Q)	Press Release issued by MNC on February 28, 2008.*

(a)(5)	Amended and Restated Deposit Agreement, dated April 26, 2007, among Linktone, JPMorgan Chase Bank N.A. and Holders of American Depositary Receipts (incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (Registration No. 333-142133) as filed with the SEC on April 16, 2007).

(d)(1)	Acquisition Agreement, dated as of November 28, 2007, among MNC and Linktone (incorporated by reference to Exhibit A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Linktone with the SEC on December 21, 2007).

(d)(2)	Confidentiality Agreement, dated as of October 5, 2007, by and between Linktone and MNC (incorporated by reference to Exhibit (d)(2) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(d)(3)	Amendment No. 1 to Acquisition Agreement, dated as of February 28, 2008, among MNC, the Purchaser and Linktone.*

*	Filed herewith

Item 13.	Information Required By Schedule 13e-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MNC International Ltd.
By:	/s/ Jarod Suwahjo
	Name:	Jarod Suwahjo
	Title:	Director

PT Media Nusantara Citra Tbk
By:	/s/ Hary Tanoesoedibjo
	Name:	Hary Tanoesoedibjo
	Title:	President Director

Date: February 28, 2008

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of February 6, 2008 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(B)	Letter of Transmittal for ADSs (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(G)	Summary Advertisement published on February 6, 2008 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(H)	Amended and Restated Offer to Purchase, dated as of February 28, 2008.*

(a)(1)(I)	Letter of Transmittal for Ordinary Shares.*

(a)(1)(J)	Press Release issued by Linktone on November 28, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 28, 2007).

(a)(1)(K)	Revised Press Release issued by Linktone on November 28, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 28, 2007).

(a)(1)(L)	Revised Press Release issued by MNC on November 29, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 29, 2007).

(a)(1)(M)	Press Release issued by Linktone on November 29, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 29, 2007).

(a)(1)(N)	Investor Presentation by MNC and Linktone on November 30, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 30, 2007).

(a)(1)(0)	Press Release issued by Linktone on January 30, 2008 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on January 31, 2008).

(a)(1)(N)	Investor Presentation (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on February 4, 2008).

(a)(1)(P)	Press Release issued by MNC on February 6, 2008 (incorporated by reference to Exhibit (a)(1)(O) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(Q)	Press Release issued by MNC on February 28, 2008*

(a)(5)	Amended and Restated Deposit Agreement, dated April 26, 2007, among Linktone, JPMorgan Chase Bank N.A. and Holders of American Depositary Receipts (incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (Registration No. 333-142133) as filed with the SEC on April 16, 2007).

(d)(1)	Acquisition Agreement, dated as of November 28, 2007, among MNC and Linktone (incorporated by reference to Exhibit A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Linktone with the SEC on December 21, 2007).

(d)(2)	Confidentiality Agreement, dated as of October 5, 2007, by and between Linktone and MNC (incorporated by reference to Exhibit (d)(2) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(d)(3)	Amendment No. 1 to Acquisition Agreement, dated as of February 28, 2008, among MNC, the Purchaser and Linktone.*

*	Filed herewith